BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: Schedules B & C

ISSUER DETAILS:

Name of Issuer	IMAGIS TECHNOLOGIES INC.
For Quarter Ended	December 31, 2001
Date of Report	March 20, 2002
Issuer Address	1300 - 1075 West Georgia Street Vancouver, British Columbia V6E 3C9
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-2449
Contact Name	Sandra Buschau
Contact Position	Vice President, Investor Relations
Contact Telephone Number	(604) 684-2449
Contact Email Address	sandy@imagistechnologies.com
Web Site Address	www.imagistechnologies.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond	"Iain Drummond"	02/03/20
Name of Director	Sign (typed)	Date Signed (YY/MM/DD)

Ross Wilmot	"Ross Wilmot"	02/03/20
Name of Director	Sign (typed)	Date Signed (YY/MM/DD)

SCHEDULE B:     SUPPLEMENTARY INFORMATION

1.     Analysis of expenses:

a)     Cost of materials
Services	85,641
Supplies	76,468
Consulting	13,742
Total	$175,851

(b)     Administration expenses
Bank charges and interest, net	(8,730)
Consulting fees	100,040
Foreign exchange	2,882
Office and rent	538,291
Management fees	59,700
Salaries and benefits	185,744
Professional fees	124,436
Shareholder relations and regulatory filings	630,202
Travel and entertainment	348,559
Total	$1,981,124

2.     Related party transactions:
Wages and benefits for two officers	$260,722
Management fees for one director and two officers	83,700
Total	$344,422

3.     Summary of securities issued and options granted during the period ended December 31, 2001

a)     Summary of securities issued during the period:
Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds
10/05/01	Common	Warrant exercise	10,000	$1.10	$11,000
10/15/01	Common	Warrant exercise	99,000	$1.10	$108,900
10/16/01	Common	Warrant exercise	46,500	$1.10	$51,150
10/16/01	Common	Option exercise	5,000	$1.00	$5,000
10/22/01	Common	Option exercise	8,500	$1.00	$8,500
10/23/01	Common	Option exercise	100,000	$1.50	$150,000
10/23/01	Common	Option exercise	5,000	$1.00	$5,000
10/24/01	Common	Warrant exercise	380,000	$1.10	$418,000
10/29/01	Common	Option exercise	100,000	$1.50	$150,000
10/30/01	Common	Warrant exercise	115,000	$1.10	$126,500
11/01/01	Common	Warrant exercise	45,000	$1.10	$49,500
11/08/01	Common	Warrant exercise	49,500	$1.10	$54,450
11/08/01	Common	Option exercise	6,000	$1.00	$6,000
11/09/01	Common	Private placement	229,332	$2.17	$497,650
11/09/01	Common	Option exercise	18,667	$1.00	$18,667
11/13/01	Common	Warrant exercise	250,000	$1.10	$275,000
11/26/01	Common	Warrant exercise	6,000	$1.10	$6,600
12/06/01	Common	Warrant exercise	30,000	$1.10	$33,000

3.     Summary of securities issued and options granted during the period ended December 31, 2001, continued

a)     Summary of securities issued during the period, continued:
Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds
12/12/01	Common	Option exercise	8,000	$1.00	$8,000
12/13/01	Common	Option exercise	5,000	$1.00	$5,000
12/13/01	Common	Warrant exercise	61,000	$1.10	$67,100
12/17/01	Common	Warrant exercise	110,000	$1.10	$121,000

b)     Options/warrants granted during the period:
Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date
12/19/01	Option	60,000	Altaf Nazerali	$2.20	12/19/06
12/19/01	Option	160,000	Oliver Revell	$2.20	12/19/06
11/09/01	Warrant	1,657,012	Various	$2.55	11/09/02
11/09/01	Warrant	101,382	Canaccord	$2.17	11/09/02

4.     Summary of securities as at December 31, 2001

a)     Authorized share capital: 100,000,000 common shares without par value

b)     Number and recorded value for shares issued and outstanding:

Issued and outstanding	No. of shares	Amount
Balance, December 31, 2001	16,419,131	$10,142,041

c)     Description of options, warrants and convertible securities outstanding:

Options
Number of common shares issuable	Exercise Price	Date of Expiry

230,000	$0.30	July 6, 2003
1,183,664	$1.00	Various to August 30, 2006
540,000	$1.50 to $2.90	Various to December 19, 2006
1,953,664

Warrants
Number of common shares issuable	Exercise Price	Date of Expiry

400,000	$1.25	February 23, 2003
50,000	$4.00	June 16, 2002
274,000	$1.10	Various to May 6, 2003
114,666	$2.17	November 9, 2002
713,840	$2.17	Subject to qualification
1,552,506

4.     Summary of securities as at December 31, 2001, continued

c)     Description of options, warrants and convertible securities outstanding:

Convertible Securities

On November 9, 2001, 1,427,682 special warrants were sold at a price of $2.17 per special warrant, each of which entitles the holder, upon exercise and without payment of further consideration, to acquire one common share of the Company and one-half of one common share purchase warrant (the "Warrants") of the Company. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of $2.55 for a period of one year from the date the underlying shares are qualified for resale.

d)     Total Number of Shares in Escrow

266,669 shares are being held in escrow. These shares will be released on February 23, 2002.

5.     List of directors and officers as of March 20, 2002:

Oliver "Buck" Revell - Chairman and a Director
Iain Drummond - President, Chief Executive Officer and a Director
Ross Wilmot - Vice President, Finance and Chief Financial Officer
Sandra Buschau - Vice President, Investor Relations
Altaf Nazerali - Director
Robert Gordon - Director
Rory Godinho - Secretary and a Director
Frederick Clarke - Director
Andy Amanovich - Chief Technology Officer
Roy Trivett - Director

SCHEDULE C:     MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Forward Looking Statements:

Statements in this Annual Report on Form 10-KSB, including those concerning Imagis Technologies Inc.'s (the "Company") expectations of results of the Company's operations in future periods, the amount and timing of revenues and earnings in future periods, future sales, gross profits, sales and marketing expenses, technical services expenses, technology development expenses, administration expenses, product introductions and cash requirements include certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. As such, the Company's actual results may vary materially from expectations as a result of certain factors including, but not limited to, the failure of the market for the Company's products to grow as anticipated; the success of certain strategic alliances among the Company and certain third parties; product pricing or other initiatives of the Company's competitors; the possibility that the Company's other customers defer purchasing decisions due to economic or other conditions or will purchase products offered by the Company's competitors; product development, product pricing or other initiatives of the Company's competitors; variations in the level of orders which can be affected by general economic conditions and in the markets served by the Company's customers; international economic and political climates; difficulties or delays in the functionality or performance of the Company's products; the Company's timing of future product releases or improvements; the Company's failure to respond adequately to either changes in technology or customer preferences; changes in pricing; the Company's ability to manage growth; risk of nonpayment of accounts receivable; changes in budgeted costs and the factors listed in this Annual Report. See "Risk Factors."

In some cases, you can identify forward-looking statements by the Company's use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. The Company is under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

Unless otherwise indicated, all references herein are to Canadian Dollars.

About Imagis

Imagis Technologies Inc. is a developer and marketer of software applications and advanced biometric facial recognition software solutions both as products and as a Software Development Kit. These applications provide a range of security solutions in various industry sectors including airports, law enforcement, customs, immigration and other government agencies, and gaming. The Company currently has well over a hundred installations, including Toronto's Pearson International Airport, the world's 16th busiest airport. The Company markets its products through a network of business partners located in North America, Asia, Europe and Latin America, and has installations in the US, Canada, Mexico and the UK.

ID-2000 - Image Detection and Biometric Facial Recognition

This software technology has enabled the Company to enter the biometric market.

ID-2000 is a facial recognition software system designed for the law enforcement, airport security, gaming and security industries that captures an offender's image, typically via a video camera, and then creates a biometric code that can be compared to other encoded images in a database. ID-2000 allows an individual in a database to be identified in seconds, using only an image or photograph as the search criterion. Matching records will be displayed as a list, together with their associated thumbnail images. From this, any record can be selected and full details, together with a full size image, will be displayed. Extensive linkages enable the database to be mined to display details, such as aliases, known associates and vehicles, as well as images of other distinguishing features, such as marks, scars and tattoos. Where appropriate, details such as previous crimes or gang memberships can also be displayed. ID-2000 also works with Casino-ID and Envisage for use in the gaming and security sectors.

ID-2000 is also available as a Software Development Kit, or SDK, which is designed to enable developers at the Company's business partners to integrate its facial recognition capabilities into their own applications.

In addition, the Company has adapted its facial recognition software to include the identification of non-facial objects in background imagery and personally identifiable markings, such as tattoos. The biometric solution purchased by the UK's National Crime Squad will be used to crack down on international online child pornography. The ability of law enforcement agencies to identify background imagery, as well as victims and perpetrators, is an important factor in preparing for and solving missing persons investigations.

Secure-ID (Airport Security)

Secure-ID is designed to use ID-2000 to scan the faces of travellers entering or leaving an airport, isolate individual faces, encode them and match them against a database of serious criminals or known terrorists. A variation on the system is already in use at Toronto's Pearson International Airport, where the Royal Canadian Mounted Police have successfully used it to identify wanted individuals trying to enter Canada.

Secure-ID uses standard surveillance cameras and requires no manual intervention. While it is possible to identify individuals in a crowd, cameras should be positioned where they can obtain clear images, such as the check-in desk, metal detector, gate and so on. Where there is a possible match, a monitor in the security office will display the image of the passenger, together with the image of the possible match in the database. The security officer at the screen will visually compare the two images and, if they match, take appropriate action.

CABS - Computerized Arrest & Booking System

CABS is an integrated information and imaging system developed for the Royal Canadian Mounted Police ("RCMP") and other law enforcement agencies. CABS currently has separate modules for offenders, non-offenders, staff and evidence. The offender module automates booking activities and reports, the production of mugshots and the generation of line-ups. Pictures of criminal suspects, as well as their marks, scars, tattoos and fingerprints, are all captured in the offender module of CABS. The non-offender module provides an electronic database of persons, such as teachers and day-care providers, who are required to be registered with the police. The staff module provides for the creation and management of staff identification. The evidence module provides for electronic management of photographs of evidence obtained in connection with a criminal arrest.

The CABS system is designed to collect the same information that would be recorded manually during a traditional booking situation and to store all of the information and photo images that are required in connection with arresting and prisoner reports. Compared to manual bookings, CABS offers the following advantages:

  captures more information than manual booking systems and allows the information to be retrieved quickly from multiple locations;
  allows offender information to be used for multiple inquiries and report generating purposes;
  generates automated line-ups based on user-specified criteria;
  provides a variety of required reports and other documents with the offender's photograph;
  allows the collection and retrieval of photographs of the offender, including identifying physical marks such as tattoos, scars and other markings;
  creates a database of offender information for access in the case of subsequent arrests or for generation of suspect lists;
  can be integrated with livescan electronic fingerprinting systems and with other computer software systems; and
  integrates with key dispatch systems, digital composite drawing programs and digital fingerprint systems to provide a complete police information management system.

CABS advanced data sharing capabilities allow different authorities to access decentralised information. The Company has recently implemented its first regional data sharing system. This allows RCMP detachments to share live information entered by their individual detachments. The major advantage of this data sharing system is that it allows one detachment to search a larger database containing offender information when booking a suspect, increasing the probability that the booking officer will discover prior arrests for the same individual. The RCMP does not retain any ownership interest or residual rights over the CABS system.

Overview

Revenue for software and services has historically accounted for a substantial portion of the Company's revenue. Typically, the Company enters into a fixed price contract with a customer for the licensing of selected software products and the provision of specific services. The Company generally recognizes total revenue for software and services associated with a contract using percentage of completion method based on the total costs incurred over the total estimated costs to complete the contract.

The Company's revenue is dependent, in large part, on significant contracts from a limited number of customers. As a result, any substantial delay in the Company's completion of a contract, the inability of the Company to obtain new contracts or the cancellation of an existing contract by a customer could have a material adverse effect on the Company's results of operations. The loss of certain contracts could have a material adverse effect on the Company's business, financial condition, operating results and cash flows. As a result of these and other factors, the Company's results of operations have fluctuated in the past and may continue to fluctuate from period-to-period.

Recent events have increased awareness of and interest in products that have law enforcement or other security applications. There can be no assurance, however, that such trends will continue or will result in increased sales of the Company's products and services.

Results of Operations for the year ended December 31, 2001 Compared to December 31, 2000:

Revenues

The Company's overall revenues for the year 2001 rose 90% to $2,080,704 over the year 2000 revenue level of $1,097,719. However, sales of the Company's software products increased 108% to $1,519,925 in 2001 from the prior year amount of $729,127. The gain in software sales revenue includes higher revenues earned on sales of the Company's CABS and ID-2000 products to law enforcement agencies, initial sales in the last quarter of its new ID-2000 SDK version, and revenues of $453,208 for the sale of the Company's Casino-ID software, a version of the Company's CABS product adapted for casinos, to a US-based reseller for worldwide distribution. These gains are attributed to an increased awareness of the Company and its software products as a result of the Company's greater marketing efforts during 2001.

Support and service revenues rose $79,811 or 29% to $356,441 in 2001 from the year 2000 amount of $276,630. Software support revenues included in this revenue category rose $44,182 or 39% to $157,254 in 2001 from $113,072 in the prior year. The remainder of the gain was essentially all derived from fees earned from a service contract, which has now been completed. The Company intends to concentrate its focus exclusively on its software product sales and development where higher gross margins on sales are realized and is not seeking further such service contract income going forward.

Other revenues were $112,376 or 122% higher at $204,338 in the 2001 fiscal year, up from the prior year 2000 amount of $91,962. Other revenue in 2001 represents recoveries of costs for materials used in installations of the Company's software products, but in prior years, it also included cost recoveries for hardware also purchased in conjunction with specific installations. No revenue from the recovery of hardware purchase costs was earned in 2001, whereas in 2000, the Company earned approximately $44,000 from such recoveries.

Operating Costs

Total operating costs rose in 2001 to $5,101,408, an increase of 24% over the year 2000 level of $4,107,750. The increase is due primarily to significantly higher expenditures incurred by the Company's technology development group for added development work on the Company's ID-2000 products and higher administration costs incurred primarily to increase market awareness of the Company and its products in the United States and internationally, and for corporate and product branding.

Costs of materials and services

Costs of materials and services for the year 2001 were $175,851, up fractionally from the prior year amount of $173,136. The primary reason for the increase is materials required for the Alameda installation. This was partially offset by the elimination in 2001 of costs for hardware components previously purchased for customers in 2000 and prior years, which amounted to approximately $128,000 in 2000. No purchased hardware costs were incurred in 2001.

Sales and marketing

Sales and marketing costs for the year 2001 of $923,010 were 16% lower than those in 2000 year of $1,102,140. The costs include staff salaries, travel, marketing materials and facility expenses including communications. The lower 2001-year level reflects a restraint in travel imposed throughout the first half of the year due to cash constraints in that period coupled with lower costs of printed product marketing materials. In 2000, unusually high costs for such marketing materials were incurred related to the initial launch of the Company's ID-2000 facial recognition software. Management plans to add several sales and marketing staff in 2002 and to significantly expand its sales and marketing programs to further increase awareness of the Company's software products in North America and worldwide where biometric security applications are needed. As a consequence, management expects that sales and marketing costs will rise significantly over the 2001 level.

Technical services

Costs for the technical services function were higher at $732,906, up 19% over the year 2000 amount of $613,915. The technical services function manages all product installations, either performing the installation directly or assisting and supporting the installation made by one of the Company's partners. Costs were higher in 2001 due to the direct involvement of a number of technical services staff in the Alameda installation due to its breadth of scope and technical complexity, and the increased function costs reflect primarily additional travel costs of the installation team on site. Generally, the Company relies on its sales partners for installation support. However, should sales occur where a partner is unable to fulfill this support function, the Company may need to again dedicate staff and incur travel and other related costs to assist the customer, resulting in higher technical services costs.

Technology development

The technology development function expenditures for 2001 rose 37% to $1,215,945 over the year 2000 comparable amount of $888,837. Technology development costs include principally salaries, which represent 60% of the total 2001 function costs. The increase in 2001 is due to higher salary costs incurred for additional technical staff, and higher lease costs from the significant expansion of the leased space to accommodate this larger development group. For 2002, the Company intends to add several more development staff to further increase the functionality of its existing products, but also to start development work on a number of pattern recognition applications, which have recently been identified. One such application is an extension to the requirements of the Company's sale to the National Crime Squad (UK) to provide scene analysis, an application unrelated to facial imaging but one which the Company's core software is capable of delivering. These additions to staff are expected to cause 2002 costs to increase above the 2001 expenditures.

Administration

Administration costs for the year 2001, which amounted to $1,981,124, are 76% higher than those incurred in 2000 of $1,125,571. Administration costs include administration staff salaries and travel, facility costs, professional and consultant fees and shareholder and regulatory costs. The significant cost increase in the current year reflects a 192% increase in travel, and other corporate costs associated with an extensive general market awareness and overall branding program undertaken directly by the Company's executive with the aid of consultants, and deemed essential to position the Company's products against those of its competitors in the intensified market sectors of airport and government security in the United States and internationally. All other administration costs were comparable to those incurred in the prior year with some increases to support costs related to the higher 2001 level of activity.

Net Loss for the Period

The Company incurred a net loss overall for the year amounting to $3,020,704 or $0.21 per share, which is only fractionally higher than the loss in 2000 of $3,010,031 or $0.26 per share. Under U.S. GAAP accounting requirements, additional costs, primarily related to stock-based compensation to directors, officers, staff and consultants, amounting to $150,111 would be incurred and, accordingly, the U.S. GAAP net loss would be $3,170,815, or $0.22 per share, as compared to the prior year comparable net loss of $4,730,508 or $0.41 per share.

Comparison of Results of Operations for the three months ended September 30, 2001 and 2000:

Revenues:

The Company's revenues for the quarter ended September 30, 2001 were $261,583, compared to $151,757 for the quarter ended September 30, 2000, which represents an increase of approximately 72%. Sales of the Company's software increased approximately 342% to $136,000 for the quarter ended September 30, 2001, compared to only $30,750 for the quarter ended September 30, 2000. The increase reflects increased sales of the Company's biometric ID-2000 product in the current year. The Company's biometric ID-2000 was introduced in 2000 and sales were minimal in that year. Support and services revenues were $125,583 for the quarter ended September 30, 2001, which is slightly better when compared to $121,007 for the quarter ended September 30, 2000.

Operating expenses:

The Company's operating expenses for the quarter ended September 30, 2001 were $910,339, compared to $966,027 for the quarter ended September 30, 2000, which represents an decrease of approximately 6%, primarily due to lower sales and marketing costs. Operating expenses include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended September 30, 2001 were $42,746, compared to $47,309 for the quarter ended September 30, 2000, which represents an decrease of approximately 10%. These costs represent materials purchased in the quarter related to the Alameda installation.

Sales and marketing:

The Company's sales and marketing costs for the quarter ended September 30, 2001 were $180,021, compared to $257,936 for the quarter ended September 30, 2000, which represents a decrease of approximately 30%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs. The Company expects that costs will increase somewhat in the fourth quarter as a result of completion of a financing on November 9, 2001.

Technical services:

The Company's technical services costs for the quarter ended September 30, 2001 were $156,920, compared to $159,805 for the quarter ended September 30, 2000, representing a 2% reduction this quarter. The technical services group oversees and assists the Company's strategic partners with the installation of Imagis' products and also provides users any technical support they may require under annual support contracts. Technical services costs include salaries, facilities and travel.

Technology Development:

The Company's technology development costs for the quarter ended September 30, 2001 were $294,245, compared to $223,482 for the quarter ended September 30, 2000, which represents an increase of approximately 32%. This increase over the prior period reflects costs associated with several additions to staff over the prior period and higher infrastructure costs incurred for additional space and equipment for these new staff members. During the current year, the Company completed the conversion of its core technology into a software development kit (SDK) format that permits a far broader range of applications of this facial recognition software. In addition, the group is developing greater functionality in the ID-2000 product for release in the fourth quarter of this year.

Administration:

The Company's administration costs for the quarter ended September 30, 2001 were $229,585, which is 10% lower than the costs of $255,327 incurred in the quarter ended September 30, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, and shareholder and regulatory costs. The reduction is primarily the result of lower consulting and travel costs in 2001. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the quarter ended September 30, 2001 were $5,214, compared to $22,168 for the quarter ended September 30, 2000. This decrease in amortization expense reflects a strategy, following the acquisition of Imagis-Cascade, to lease all new equipment. The Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended September 30, 2001 were $1,608, compared to no such costs for the quarter ended September 30, 2000. The interest costs are related to advances from related parties.

Net Loss for the Period:

The Company's net loss for the quarter ended September 30, 2001 was $648,756, or $0.04 per share, compared to $814,270, or $0.07 per share, for the quarter ended September 30, 2000.

Comparison of Results of Operations for the nine-month periods ended September 30, 2001 and 2000:

Revenues:

The Company's revenues for the nine-month period ended September 30, 2001 were $1,359,044, compared to $605,538 for the nine-month period ended September 30, 2000, which represents an increase of approximately 124%. Sales of the Company's software increased approximately 236% to $985,092 for the nine-month period ended September 30, 2001, compared to $292,513 for the nine-month period ended September 30, 2000. As noted in the commentary for the three-month period, the increase reflects increased sales of the Company's biometric ID-2000 product in the current year. ID-2000 was introduced in 2000 and sales were minimal in that year. Support and services increased approximately 19% to $373,952 for the nine-month period ended September 30, 2001, compared to $313,025 for the nine-month period ended September 30, 2000, due to increased annual support revenues from the Company's growing customer base.

Operating expenses:

The Company's operating expenses increased for the nine-month period ended September 30, 2001 to $2,935,574, compared to $2,874,882 for the nine-month period ended September 30, 2000, which represents an increase of approximately 2%, essentially attributable to significantly higher technology development expenditures.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the nine-month period ended September 30, 2001 were $112,213, compared to $101,908 for the nine-month period ended September 30, 2000. These costs are incurred primarily for outside services in conjunction with the support provided to users. As noted above, the costs for the nine months in 2001 include approximately $40,000 for purchases related to the Alameda.

Sales and marketing:

The Company's sales and marketing costs for the nine-month period ended September 30, 2001 were $635,456, compared to $868,125 for the nine-month period ended September 30, 2000, which represents a decrease of approximately 27%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs. The Company completed a financing on November 9, 2001 to raise additional working capital to significantly expand its sales and marketing efforts and also the development of its technology.

Technical services:

The Company's technical services costs for the nine-month period ended September 30, 2001 were $549,351, compared to $462,260 for the nine-month period ended September 30, 2000, which represents an increase of approximately 19%. The higher costs during the current period reflect the travel costs incurred in support of the installation of the Company's Alameda County sale.

Technology Development:

The Company's technology development costs for the nine-month period ended September 30, 2001 were $823,767, compared to $607,636 for the nine-month period ended September 30, 2000, which represents an increase of approximately 36%. This increase in the current year reflects costs for several additions to staff and higher infrastructure costs incurred for additional space and equipment.

Administration:

The Company's administration costs for the nine-month period ended September 30, 2001 were $758,023, compared to $777,896 for the nine-month period ended September 30, 2000. Costs for travel were significantly higher in 2001, however, the increase was offset by lower consulting costs and professional fees. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the nine-month period ended September 30, 2001 were $13,524, compared to $57,057 for the nine-month period ended September 30, 2000. This decrease reflects the Company's use of operating leases for virtually all of its equipment needs. The Company's existing fixed assets are substantially depreciated at this time.

Interest:

The Company's interest costs for the nine-month period ended September 30, 2001 were $43,240, compared to no such costs for the nine-month period ended September 30, 2000.

Net Loss for the Period:

The Company's net loss for the nine-month period ended September 30, 2001 was $1,576,530, or $0.11 per share, compared to $2,269,344, or $0.20 per share, for the nine-month period ended September 30, 2000.

Comparison of Results of Operations for the three months ended June 30, 2001 and 2000:

Revenues:

The Company's revenues for the quarter ended June 30, 2001 were $743,625, compared to $258,646 for the quarter ended June 30, 2000, which represents an increase of approximately 188%. Sales of the Company's software increased approximately 288% to $656,047 for the quarter ended June 30, 2001, compared to $169,021 for the quarter ended June 30, 2000. Support and services were $87,578 and were virtually unchanged for the quarter ended June 30, 2001 when compared to $89,625 for the quarter ended June 30, 2001, even though 2001 revenues from support contracts actually rose by approximately $20,000 as a result of the overall increased number of installations. This gain, however, was offset by lower revenues from other sources.

Operating Costs:

The Company's operating costs decreased for the quarter ended June 30, 2001 to $1,023,511, compared to $1,087,811 for the quarter ended June 30, 2000, which represents an decrease of approximately 6%. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended June 30, 2001 were $35,619, compared to $27,574 for the quarter ended June 30, 2000, which represents an increase of approximately 29%.

Sales and marketing:

The Company's sales and marketing costs for the quarter ended June 30, 2001 were $195,013, compared to $386,295 for the quarter ended June 30, 2000, which represents an decrease of approximately 50%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs.

Technical services:

The Company's technical services costs for the quarter ended June 30, 2001 were $217,413, compared to $152,507 for the quarter ended June 30, 2000, which represents an increase of approximately 43%. The technical services group oversees and assists the Company's strategic partners with the installation of Imagis' products and also provides users any technical support they may require under annual support contracts. Costs include salaries, facilities and travel. The increase during the current period reflects the travel costs incurred in support of the installation of the Company's Alameda County sale.

Technology Development:

The Company's technology development costs for the quarter ended June 30, 2001 were $255,879, compared to $208,936 for the quarter ended June 30, 2000, which represents an increase of approximately 22%. This increase over the prior period reflects costs associated with several additions to staff over the prior period and higher infrastructure costs incurred for additional space and equipment for such new staff. During the year, the Company completed the conversion of its core technology into a software development kit (SDK) format that permits a far broader range of applications of this facial recognition software.

Administration:

The Company's administration costs for the quarter ended June 30, 2001 were $306,453, compared to $299,814 for the quarter ended June 30, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, and shareholder and regulatory costs. Costs for travel were higher in the 2001 quarter, however, the increase was offset by lower consulting costs. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the quarter ended June 30, 2001 were $3,534, compared to $12,685 for the quarter ended June 30, 2000. This decrease in amortization expenses reflects a strategy, following the acquisition of Imagis-Cascade, to lease all new equipment. The Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended June 30, 2001 were $9,600, compared to no such costs for the quarter ended June 30, 2000. The interest costs are related to the debt portion of the convertible loan.

Net Loss for the Period:

The Company's net loss for the quarter ended June 30, 2001 was $279,886, or $0.02 per share, compared to $829,165, or $0.07 per share, for the quarter ended June 30, 2000.

Comparison of Results of Operations for the six-month periods ended June 30, 2001 and 2000:

Revenues:

The Company's revenues for the six-month period ended June 30, 2001 were $1,097,461, compared to $453,781 for the six-month period ended June 30, 2000, which represents an increase of approximately 142%. Sales of the Company's software increased approximately 224% to $849,092 for the six-month period ended June 30, 2001, compared to $261,763 for the six-month period ended June 30, 2000. Support and services increased approximately 29% to $248,369 for the six-month period ended June 30, 2001, compared to $192,018 for the six-month period ended June 30, 2001.

Operating Costs:

The Company's operating costs increased for the six-month period ended June 30, 2001 to $2,025,235, compared to $1,908,855 for the six-month period ended June 30, 2000, which represents an increase of approximately 6%.

Cost of materials and services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the six-month period ended June 30, 2001 were $69,467, compared to $54,599 for the six-month period ended June 30, 2000. These costs are incurred primarily for outside services in conjunction with the support provided to users. During the six-month period ended June 30, 2000, costs included $35,750 for equipment purchases made on behalf of, and resold to customers in conjunction with, installations. The Company discontinued such purchases in 2000 and now relies on its business partners to provide any requisite equipment required by customers.

Sales and marketing:

The Company's sales and marketing costs for the six-month period ended June 30, 2001 were $455,435, compared to $610,189 for the six-month period ended June 30, 2000, which represents an decrease of approximately 25%. This decrease resulted primarily from lower travel, tradeshow exhibit and marketing material costs.

Technical services:

The Company's technical services costs for the six-month period ended June 30, 2001 were $392,431, compared to $302,455 for the six-month period ended June 30, 2000, which represents an increase of approximately 30%. The higher costs during the current period reflect the travel costs incurred in support of the installation of the Company's Alameda County sale.

Technology Development:

The Company's technology development costs for the six-month period ended June 30, 2001 were $529,522, compared to $384,154 for the six-month period ended June 30, 2000, which represents an increase of approximately 38%. This increase in the current year reflects costs for several additions to staff and higher infrastructure costs incurred for additional space and equipment.

Administration:

The Company's administration costs for the six-month period ended June 30, 2001 were $528,438, compared to $522,569 for the six-month period ended June 30, 2000. Costs for travel were significantly higher in the 2001, however, the increase was offset by lower consulting costs and professional fees. All other costs were essentially in line with the prior year period.

Amortization:

The Company's amortization costs for the six-month period ended June 30, 2001 were $8,310, compared to $34,889 for the six-month period ended June 30, 2000. This decrease reflects the Company's use of operating leases for all its equipment needs. The Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the six-month period ended June 30, 2001 were $41,632, compared to no such costs for the six-month period ended June 30, 2000.

Net Loss for the Period:

The Company's net loss for the six-month period ended June 30, 2001 was $927,774, or $0.07 per share, compared to $1,455,074, or $0.13 per share, for the six-month period ended June 30, 2000.

Comparison of Results of Operations for the three months ended March 31, 2001 and March 31, 2000:

Revenues:

The Company's revenues for the quarter ended March 31, 2001 were $353,836, compared to $195,135 for the quarter ended March 31, 2000, which represents an increase of approximately 81%. Sales of the Company's software increased approximately 108% to $193,045 for the quarter ended March 31, 2001, compared to $92,742 for the quarter ended March 31, 2000. Support and service revenues increased approximately 57% to $160,791 for the quarter ended March 31, 2001, compared to $102,393 for the quarter ended March 31, 2000.

Operating Costs:

The Company's operating costs increased for the quarter ended March 31, 2001 to $1,001,724, compared to $821,044 for the quarter ended March 31, 2000, which represents an increase of approximately 22%. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of Materials and Services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended March 31, 2001 were $33,848, compared to $27,025 for the quarter ended March 31, 2000, which represents an increase of approximately 25%. This increase reflects costs associated with the higher support revenues earned to date.

Sales and Marketing:

The Company's sales and marketing costs for the quarter ended March 31, 2001 were $260,422, compared to $223,894 for the quarter ended March 31, 2000, which represents an increase of approximately 16%. This increase is attributable to higher salary costs reflecting additions to staff over the prior year. Travel and trade show costs also rose slightly due to the increase in staff over the prior year level.

Technical Services:

The Company's technology services costs for the quarter ended March 31, 2001 were $175,018, compared to $149,948 for the quarter ended March 31, 2000, which represents an increase of 17%. This increase reflects staff additions to the technical services group. The technical services group assists the Company's strategic partners in the installation of its products and also provides clients with all technical support they may require under the Company's annual support contracts, and includes costs for salaries, facilities and travel.

Technology Development:

The Company's technology development costs for the quarter ended March 31, 2001 were $273,643, compared to $175,218 for the quarter ended March 31, 2000, which represents an increase of 56%. This increase over the prior period reflects several additions to staff that were necessary, primarily to continue the development of ID-2000. Recently, the Company completed the conversion of its core technology into a software development kit (SDK) format which permits a far broader range of applications of this facial recognition software. Staff salaries accounted for approximately 73% of the total costs of this function with the remainder attributable to support facilities.

Administration:

The Company's administration costs for the quarter ended March 31, 2001 were $221,985, compared to $222,755 for the quarter ended March 31, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, shareholder and regulatory costs. Costs in each category were generally consistent with the prior year period, except for professional fees and travel costs which were higher in 2001. These increases, however, were more than offset by a foreign exchange gain of $34,993 realized in the quarter.

Amortization:

The Company's amortization costs for the quarter ended March 31, 2001 were $4,776, compared to $22,204 for the quarter ended March 31, 2000. The decline in amortization costs reflects the Company's decision, following the acquisition of Imagis Cascade, to initiate a lease-financing program for all purchases of new equipment and, as a consequence, the Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended March 31, 2001 were $32,032, compared to no such costs for the quarter ended March 31, 2000. The interest costs are related to the debt portion of the convertible loan.

SUBSEQUENT EVENTS

The Company has received an aggregate of $134,415 in respect of 133,165 stock options that were exercised at various prices up to March 19, 2002.

The Company has received an aggregate of $313,257 in respect of 149,077 warrants that were exercised at a price of $1.10 up to November 13, 2001.

On February 8, 2002, the Company issued 37,500 shares to Roth Capital Partners as part of the agreement signed with Roth on December 13, 2001.

The Company has issued 551,037 common shares upon conversion of special warrants.

On January 18, 2002, the Company granted 50,000 warrants to Pembridge Venture Partners as part of the agreement signed with Pembridge on January 3, 2002.

On March 4, 2002, the Company granted stock options to five employees to purchase 80,000 common shares at a price of $3.40 per share, expiring March 4, 2007. In addition, the Company granted stock options to Roy Trivett to purchase 250,000 common shares at a price of $3.40 per share, expiring March 4, 2007 in consideration of his appointment to the Company's board of directors.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On November 9, 2001, the Company completed a brokered private placement of $3,098,070 and a non-brokered private placement of $497,650.

Under the brokered private placement, the Company issued 1,427,682 special warrants at a price of $2.17 per special warrant, with each special warrant being convertible into one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holder thereof to acquire an additional common share for a period of one year from the date the underlying shares are qualified for resale (the "Qualification Date") at a price of $2.55 per share. Thomson Kernaghan & Co. ("Thomson Kernaghan) placed 920,770 special warrants and Canaccord Capital Corporation ("Canaccord") placed 506,912 special warrants.

Thomson Kernaghan and Canaccord were paid a cash commission of 8% of the gross proceeds received by the Company from the sale of the special warrants and has issued agent's compensation options entitling them to collectively purchase 142,768 common shares at a price of $2.17 per share for a period of one year following the Qualification Date.

Under the non-brokered private placement, the Company issued 229,332 units at a price of $2.17 per unit, with each unit comprised of one common share and one half of a warrant. Each whole warrant entitles the holder thereof to acquire an additional common share at a price of $2.55 per share for a term expiring on November 9, 2002.

The Company intends to use the proceeds of the offering to expand its sales and marketing activities, to add additional developers to its research and development department and to accelerate its business opportunities in the law enforcement, airport and security markets.

LIQUIDITY AND SOLVENCY

The Company's liquidity improved significantly in 2001, with its cash on hand increasing from an opening position of $59,497 to the closing balance at December 31, 2001 of $200,659 in cash and short-term investments amounting to $2,560,000. There were no short-term investments in 2000. The increase was realized through the exercise of the Company's options and warrants, and the completion of three financings in the year. Funds derived in the year from the exercise of options amounted to $395,834 and from the exercise of warrants amounted to $1,523,700.

With respect to financing, in its first round, a private placement, the Company issued 1,501,000 units priced at $1 per unit, each unit convertible into one common share and one full warrant convertible into another common share at a price of $1.10. This yielded proceeds of $1,501,000 to the Company. The second financing, completed early in the fourth quarter, was also a unit private placement, in this case for the issue of 229,332 units priced at $2.17 per unit. Each unit consisted of one common share and a half warrant, with two half warrants converting into one common share at an exercise price of $2.55, and this netted cash of $497,650 to the Company. These two financings provided an aggregate cash infusion to the Company of $1,998,650. The third financing was completed shortly after the second and involved the sale of 1,427,682 special warrants also priced at $2.17 per special warrant, and yielded net proceeds of $2,822,061. Each special warrant is convertible into one common share and one half warrant on similar terms to those of the private placement unit and at a price of $2.55. In total, during 2001 the Company raised approximately $6.7 million.

These new funds were used primarily to sustain the Company's operating loss for the year of $3,020,704. With the stronger cash position, the Company was also able to extinguish its related party loans amounting to $1,072,317, to make short-term deposits amounting to $2,560,000 and to acquire additional computer equipment at a cost of $24,772. After the loss for the year adjusted for non-cash items and these disbursements, the Company had a net gain in cash in the year of $141,162 and when added to the cash on hand at the beginning of the year of $59,497, cash at December 31, 2001 available for future operations, exclusive of the additional funds on deposit of $2,560,000, aggregated the above-noted amount of $200,659.

At present with this operating capital and two major outstanding order commitments, management believes the Company is capable of sustaining its operations throughout the remainder of the year with no further financing requirements. However as noted above, its business plan for 2002 anticipates continuing product development work in both its traditional biometric applications and in new development of non-biometric applications, In addition, the Company recently identified other areas in discussions with its newest strategic partner, the Sanyo Semiconductor Company, and consequently sees the need to continue to add development staff.

From a marketing perspective, a number of international opportunities have arisen and the Company's plan calls for added emphasis in advancing awareness of its products internationally, and additional sales and marketing staff are planned for this undertaking. Taking into account these various new opportunities, the Company may consider additional financing this year to funds its 2002 operations.